The New Germany Fund, Inc.
Press Release

FOR IMMEDIATE RELEASE

For additional information:
Deutsche Bank Press Office 212.250.7171, Media
Christopher Ferreira 800.349.4281, Investors

THE NEW GERMANY FUND, INC. ANNOUNCES EXPIRATION AND
PRELIMINARY RESULTS OF TENDER OFFER
NEW YORK, NY, February 4, 2008 — The New Germany Fund, Inc. (the “Fund”) (NYSE: GF) today announced the preliminary results of its in-kind tender offer for up to 4,960,940 of its shares of common stock, representing approximately 20% of its issued and outstanding shares. The offer expired at 5:00 p.m., Eastern time, on Friday, February 1, 2008.
Based upon current information, approximately 9,708,691 shares of common stock, or approximately 39% of the Fund’s common stock outstanding, were tendered through the stated expiration date, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be regarded as final. No more than a total of 4,960,940 properly tendered shares will be accepted for payment at a price equal to 96% of the net asset value per share as of the close of the regular trading session of the New York Stock Exchange on February 4, 2008. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.
The Fund conducted the offer in connection with the previously announced settlement of the civil class action Daniels vs. The New Germany Fund, Inc.
The tender offer referred to in this announcement was made only by the Offer to Repurchase and the related Letter of Transmittal. Shareholders should read these documents carefully. The documents are available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Repurchase shares was made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Repurchase would violate that jurisdiction’s laws.
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The New Germany Fund, Inc. is a diversified, closed-end investment company seeking capital appreciation primarily through investment in the Mittelstand — an important group of small and mid-cap German companies. The Fund may invest up to 35% of its assets in large cap German companies, and up to 20% in other Western European companies. Its shares are listed on the New York Stock Exchange under the symbol “GF”. The Fund may focus its investments in certain geographic regions, thereby increasing its vulnerability to developments in that region. Investing in foreign securities presents certain unique risks not associated with domestic investments, such as currency fluctuation, political and economic change, and market risks. This may result in greater share price volatility. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.

NOT FDIC/ NCUA INSURED	MAY LOSE VALUE	NO BANK GUARANTEE
NOT A DEPOSIT	NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
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